

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2013

Via E-mail
Mr. Park A. Dodd, III
Chief Financial Officer
Star Scientific, Inc.
4470 Cox Rd
Glen Allen, VA 23060

Re: **Star Scientific, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed March 18, 2013
            File No. 000-15324

Dear Mr. Dodd:

        We have reviewed your July 25, 2013 response to our July 11, 2013 letter and have the following comment.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
8. Stockholder's Equity, page 58

    1. In order to assist us in evaluating your response to prior comment 1, please address the following:
        • We are confused by your response on page 2 of your letter in the penultimate paragraph that the Warrants "are attached to common stock and thus are not freestanding." In this regard, tell us whether the Warrants meet the definition of a freestanding financial instrument in ASC 480-10-20, particularly part b. of that definition as follows: "It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable," and if so, how this affects your analysis and conclusion under ASC 480-10-25.

- Please provide us an accounting analysis under ASC 815-40, Contracts in Entity's Own Equity, demonstrating that your classification of the Warrants as equity complies with GAAP.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant